UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PREMIER FINANCIAL BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74050M-10-5

(Cusip Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 2 of 7

1.	Name of Reporting Person: Marla Braun	I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☑
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 900 8. Shared Voting Power: 396,118 9. Sole Dispositive Power: 900 10. Shared Dispositive Power: 396,118
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 397,018
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 7.6%
14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 3 of 7

Item 1. Security and Issuer

This Amendment No. 2 to Schedule 13D (the “Statement”) relates to the common stock, no par value (the “Common Stock”), of Premier Financial Bancorp, Inc., a Kentucky corporation (the “Company”) which is beneficially owned by Marla Braun (the “Reporting Person”). The Company’s principal executive offices are located at 2883 Fifth Avenue, Huntington, West Virginia 25702.

Item 2. Identity and Background

(a)	Marla Braun
(b)	The Reporting Person’s business address is 13101 SW 107th Avenue, Miami, Florida 33176.
(c)	The Reporting Person is a private investor.
(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person beneficially owns 397,018 shares of Common Stock in the following manner: (i) 195,900 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and her spouse; (ii) 103,240 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and one of her adult children (“Account One”); (iii) 89,678 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and another one of her adult children (“Account Two”); (iv) 900 shares of Common Stock are held in the Reporting Person’s individual retirement account (“IRA”) (“Account Three”), and (v) 7,300 shares of Common Stock are held in a brokerage account owned by one of her adult children and her son-in-law for which the Reporting Person maintains voting control (“Account Four”). The Reporting Person hereby disclaims beneficial ownership of 5,450 shares of Common Stock owned in her spouse’s IRA and 15,337 shares of Common Stock held in a brokerage account jointly owned by her spouse and one of her adult children. Accordingly, this Statement relates to the Reporting Person’s beneficial ownership of an aggregate of 397,018 shares of Common Stock (the “Shares”), all of which were purchased with personal funds in a series of open market transactions at an average cost of approximately $13.40 per share.

Item 4. Purpose of Transaction

The Reporting Person intends to treat the Shares as an investment and will realize a gain or loss, if any, on the sale of the Shares if sold.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2006, the Shares represent approximately 7.6% of the total number of outstanding shares of Common Stock.

(b) The Reporting Person shares voting and dispositive power over the Shares in the following manner: (i) the Reporting Person shares voting and dispositive power over 203,200 shares of Common Stock with her spouse; (ii) the Reporting Person shares voting and dispositive power over 103,240 shares of Common Stock with one of her adult children; and (iii) the Reporting Person shares voting and dispositive power over 89,678 shares of Common Stock with another one of her adult children.

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(c) During the past 60 days, the Reporting Person has acquired, through open market transactions, a total of 7,791 shares of Common Stock in certain of the transactions set forth on Exhibit A attached hereto. In addition, Exhibit A also includes all purchases made by the Reporting Person since filing Amendment No. 1 to this Schedule 13D as filed with the Commission on February 7, 2006.

(d) Not Applicable

(e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2006

/s/ Marla Braun
Marla Braun

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EXHIBIT A

A. The following open market purchases of the Company’s Common Stock were made by the Reporting Person and her spouse and have not been previously reported:

(1) On December 12, 2006, 1,000 shares of Common Stock were purchased at $13.75 per share;
(2) On November 20, 2006, 1,514 shares of Common Stock were purchased at an average price of $14.185 per share;
(3) On November 16, 2006, 1,500 shares of Common Stock were purchased at $14.141 per share;
(4) On November 15, 2006, 1,000 shares of Common Stock were purchased at $14.093 per share;
(5) On October 20, 2006, 2,412 shares of Common Stock were purchased at $14.30 per share;
(6) On October 11, 2006, 1,895 shares of Common Stock were purchased at an average price of $14.344 per share;
(7) On September 29, 2006, 5,000 shares of Common Stock were purchased at an average price of $14.855 per share;
(8) On September 28, 2006, 9,400 shares of Common Stock were purchased at an average price of $14.519 per share;
(9) On September 27, 2006, 800 shares of Common Stock were purchased at $15.00 per share;
(10) On September 19, 2006, 900 shares of Common Stock were purchased at $14.855 per share;
(11) On September 13, 2006, 600 shares of Common Stock were purchased at $14.98 per share;
(12) On September 12, 2006, 850 shares of Common Stock were purchased at an average price of $14.759 per share;
(13) On September 6, 2006, 1,500 shares of Common Stock were purchased at an average price of $14.433 per share;
(14) On August 24, 2006, 500 shares of Common Stock were purchased at $14.82 per share;
(15) On August 21, 2006, 10,000 shares of Common Stock were purchased at $14.45 per share;
(16) On August 15, 2006, 1,000 shares of Common Stock were purchased at $14.60 per share;
(17) On August 14, 2006, 300 shares of Common Stock were purchased at $14.60 per share;
(18) On August 11, 2006, 844 shares of Common Stock were purchased at an average price of $14.774 per share;
(19) On July 6, 2006, 1,247 shares of Common Stock were purchased at $14.10 per share;
(20) On June 12, 2006, 1,000 shares of Common Stock were purchased at $15.40 per share;
(21) On May 24, 2006, 5,000 shares of Common Stock were purchased at an average price of $15.698 per share;
(22) On April 27, 2006, 12,000 shares of Common Stock were purchased at an average price of $16.076 per share;
(23) On April 26, 2006, 3,000 shares of Common Stock were purchased at an average price of $16.15 per share;
(24) On April 18, 2006, 2,151 shares of Common Stock were purchased at $15.90 per share;
(25) On March 30, 2006, 2,700 shares of Common Stock were purchased at an average price of $15.80 per share;
(26) On March 17, 2006, 348 shares of Common Stock were purchased at an average price of $14.729 per share;
(27) On March 15, 2006, 6,800 shares of Common Stock were purchased at an average price of $15.002 per share;
(28) On March 14, 2006, 3,000 shares of Common Stock were purchased at an average price of $15.233 per share; and
(29) On February 15, 2006, 11,000 shares of Common Stock were purchased at an average price of $16.148 per share.

B. The following open market purchases of the Company’s Common Stock were made for Account One and have not been previously reported:

(1) On August 2, 2006, 10,000 shares of Common Stock were purchased at $14.55 per share;
(2) On July 21, 2006, 300 shares of Common Stock were purchased at $14.75 per share;
(3) On July 19, 2006, 413 shares of Common Stock were purchased at an average price of $14.344 per share; and
(4) On July 17, 2006, 900 shares of Common Stock were purchased at an average price of $14.86 per share.

CUSIP NO. 74050M-10-5	SCHEDULE 13D/A	Page 7 of 7

C. The following open market purchases of the Company’s Common Stock were made for Account Two and have not been previously reported:

(1) On November 3, 2006, 365 shares of Common Stock were purchased at $14.15 per share; and
(2) On August 25, 2006, 20,000 shares of Common Stock were purchased at $14.45 per share.

D. The following open market purchase of the Company’s Common Stock was made for Account Three and has not been previously reported:

(1) On June 6, 2006, 900 shares of the Company’s Common Stock were purchased at $15.447 per share.